July 27, 2020

Karen Rossotto, Esq.

Senior Counsel

Office of Disclosure Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Advisors Preferred Trust, File Nos. 333-184169, 811-22756 Preliminary Proxy Statement

____________________________________________________________________________

Dear Ms. Rossotto:

On July 13, 2020, Advisors Preferred Trust (the "Registrant"), on behalf of the Kensington Managed Income Fund (the "Fund"), filed a preliminary proxy statement relating to a proposal to approve a sub-advisory agreement at a special shareholder meeting to occur on August 24, 2020. On July 23, 2020, you provided oral comments to Parker D. Bridgeport of Thompson Hine LLP on the preliminary proxy statement. Please find below Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf. A marked copy of the proxy statement is attached to aid in your review of the Registrant's responses.

Comment	1:

In the letter to shareholders, please provide additional details on the nature of the proposed sub-adviser to the extent such details may be illuminating to shareholders and state that Fund fees will not increase as a result of engaging a sub-adviser.

Response:

The Registrant has included additional details, including continuity of portfolio manager, on the nature of the proposed sub-adviser to the extent it believes such details may be illuminating to shareholders and has stated that Fund fees will not increase as a result of engaging a sub-adviser.

Comment	2:

With respect to the potential for an electronic shareholder meeting, please confirm this is permissible under the Registrant's state law and governing documents. Additionally, please expand the electronic meeting disclosure to note that shareholders will receive timely notice of such a meeting as well as information on the logistics of attending and voting.

Response:

The Registrant confirms that an electronic shareholder meeting is permissible under the Registrant's state law and governing documents. Additionally, the Registrant has expanded electronic meeting disclosures as requested.

Comment	3:

On page two, please expand the sub-adviser disclosure to make clearer that the sub-adviser will make all investment decisions.

Response:

The Registrant has expanded the sub-adviser disclosure to make clearer that the sub-adviser will make all investment decisions.

Comment	4:

On page three, (i) please expand the sub-adviser disclosure to describe ownership and control of the sub-adviser; and (ii) under "EVALUATION BY THE BOARD OF TRUSTEES" make clearer that the Board considered and approved the sub-advisory agreement; and (iii) under "Nature, Extent and Quality of Services," consider expanding references to the continuity of portfolio manager as the portfolio manager will continue to serve the Fund from the sub-adviser rather than the adviser, as is currently the case; and (iv) under "Nature, Extent and Quality of Services," consider elaborating on the description of the manner in which investment decisions will be made.

Response:

The Registrant (i) has revised disclosure to include ownership and control of the sub-adviser as well as (ii) made clearer that the Board considered and approved the sub-advisory agreement. As to references to the continuity of portfolio manager and the manner in which investment decisions will be made, the Registrant does not believe it can revise present disclosures under "Nature, Extent and Quality of Services" without disturbing the continuity of the summary of deliberations and notes that the section entitled "Performance" addresses portfolio manager continuity.

Comment	5:

Under the section entitled "THE PROXY," please clarify what is meant by "proxy received in time."

Response:

The Registrant has made the requested clarification.

Comment	6:
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In paragraph 6 of the sub-advisory agreement please clarify what is meant by payment to the sub-adviser "from the Adviser or the Trust" as the Fund is obligated to make full advisory fee payment to the investment adviser.

Response:

Reference to "or the Trust" has been deleted from the sub-advisory agreement .

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If you have any questions or additional comments, please call the undersigned at (614) 469-3238, or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/

Parker D. Bridgeport

Attachment

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